Exhibit 4.6

English Summary of the Hebrew Original

SUMMARY OF AMENDMENT NO. 2 TO THE CREDIT AGREEMENT DATED
MARCH 14 AMENDED NOVEMBER 3RD 2013

Made and signed in Tel Aviv, April 29, 2014

On March 14, 2013 Ceragon Networks Ltd. entered into a credit agreement (the credit agreement together with its schedules and annexes shall be referred to herein as the "Agreement"). The parties to the Agreement are as follows: (i) the entities listed in Appendix 1 to the Credit Agreement in their function as lenders (the "Lenders"); (ii) Bank Hapoalim Ltd. in its capacity as the credit manager and in its capacity as the securities trustee; and (iii) Ceragon Networks Ltd. as the borrower (hereinafter:  "the Borrower").

On November 3, 2013 the parties entered into the Amendment No. 1 to the Credit Agreement, (hereinafter the "First Amendment").

On April 29, 2014 the parties entered into the Amendment No. 2 to the Credit Agreement, (hereinafter the "Amendment").

The following is the summary of the material terms and conditions of the Amendment. The section numbers used herein correspond to the section numbers of the Amendment.

1.	General

The preamble to this Amendment is an integral part hereof. To all the terms aforementioned and henceforth mentioned, the definition will be as given to them in the Credit Agreement, unless stated otherwise:

"Ratio of Loan Facilities"	The ratio between the amount of loan facility of each of the Lenders and the aggregate amount of all loan facilities of all Lenders, as specified in Appendix 1 in the relevant term.
"Termination Date"	October 1st 2014.
"Effective Date"	October 1st 2013.

This section also contains customary representations of the Borrower, including a representation that the Borrower has complied and is complying with all the provisions of the Agreement; that the Borrower has full power and authority to enter into the Amendment; that certain representations and warranties as detailed in the Agreement are true and correct as of the date of execution of this Amendment; that there will be no need for any further decision making or any further approvals; that the Amendment is part of the Credit Documents.

2.	Decreasing the Loan Facilities

(a)	Without prejudice to sections 18.8 and 18.9 of the Credit Agreement:

i.
Commencing as of January 1, 2015, the loan facility will be reduced, by the amount of 5 (five) million USD, on a pro-rata basis, between the Lenders in accordance with their loan facilities, as of the date stated above;

ii.
Commencing as of April 1, 2015, the loan facility will be reduced by an additional amount of 5 (five) million USD, on a pro-rata basis, between the Lenders in accordance with their loans facility, as of the date stated above, (the two reductions totaling to the sum of 10 (ten) million USD).

(b)
With the decrease of the sum aforementioned the Credit Manager will act in order to amend Appendix 1 to the Credit Agreement and to its distribution among the Lenders and the Borrower. Also, with the decrease of the facilities, section 18.10 to the Credit Agreement will apply.

3.	Financial Ratios

3.1       As of the Effective Date and until the Termination Date, Section 16.26 to the Credit Agreement will be amended so that the existing section will be deleted and shall be replaced with the following:

The Borrower undertakes to maintain, at all times, all of the following financial ratios –

(a)	That the result of the division of (a) the equity by- (b) the balance sheet is equal to or greater than 0.28;

(b)	Equity will not be less than 100 (hundred) million USD;

(c)	Ratio of (a) net financial debt to (b) the working capital shall be equal to or smaller than 0.5;

(d)	That the result of the division of: (a) the net financial debt, by- (b) the accounts receivables will be equal to or less than-

i.	Starting from the Effective Date - 0.4

ii.	Starting from October 1st, 2014 - 0.35;

(e)	The level of total cash, cash equivalents and short term investments in marketable securities is of no less than 25 (twenty five) million USD, at all times;

(f)
Sub-sections (c) and (d) above shall remain effective also following the Termination Date and until the date of review of the Borrower's conformance with the financial ratios in connection with the results of the 4th quarter of the year 2014 but not prior to 31.3.15.

3.2       As of the Effective Date and until the Termination Date, following section 16.26 to the Credit Agreement it will be written:

The Borrower undertakes to maintain, at all times, all of the following financial ratios –

(a)	The EBITDA which is adjusted due to the second quarter of 2014 will not lessen from the sum of 3 (three) million USD;

If the Borrower does not comply with this financial ratio, then the date of the decrease of the loans' facilities will be brought forward, such that the loans' facilities will be decreased by 5 (five) million USD as of the date of the review of this financial ratio, instead of the decrease of loans' facilities as set forth in Section 2(a)(i) above;

(b)	The EBITDA which is adjusted due to the third quarter of 2014 will not lessen from the sum of 3 (three) million USD;

If the Borrower does not comply with this financial ratio, then the date of the decrease of the loans' facilities as set forth in Section 2(a) above will be brought forward, such that the loans' facilities will be decreased by 5 (five) million USD as of the date of the review of this financial ratio, instead of the decrease of loans' facilities as set forth in Section 2(a)(i) above, or, in the event that the loans' facilities have been decreased in accordance with Section 3.2(a) above instead of the decrease of loans' facilities as set forth in Section 2(a)(ii) above;

(c)	The EBITDA average adjusted with the second and third quarters of 2014 will not be less than the aggregate sum of 8 (eight) million USD.

The "Adjusted EBITDA" - means, (1) Operating Profit, plus (2) Depreciation, plus (3) Stock Based Compensation, plus (4) Amortization, plus (5) Restructuring, provided that with respect to the financial statements of the third quarter of the year 2014 and to the any period thereafter the value of the Restructuring shall not be taken into account for the purpose of calculating the Adjusted EBITDA; and all as reported under the Company's financial statements for the period ending on the referred date, respectively.

"Restructuring"- means, as reported under the Company's financial statements for the period ending on the referred date, respectively, provided that with respect to the financial statements of the second quarter of the year 2014, the maximum amount taken into account for the purpose of calculating the Financial Ratios will be 1.5 (one and a half) million USD.

4.	Interest and Fees

As of the Effective Date and until the Termination Date:

(a)	Section 2 to the Credit Agreement will be amended so that the definition of the term "Spread" shall be erased and replaced with the following definition:

"[The] Spread"	The rate of up to 3.3% (three percent and thirty hundredth percent).

(b)	Section 28.2.1.1 to the Credit Agreement shall be amended so that the annual rate of 1.25% will be replaced with the annual rate of 1.4%.

(c)	Section 28.2.3.1 to the Credit Agreement will be amended the annual rate of 0.5% will be replaced with the annual rate of 0.80%.

(d)
Regarding the bank guarantees which will be executed by a Lender as of the Effective Date and until the Termination Date, section 28.2.4 to the Credit Agreement will be amended in the following manner:

(i)	In section 28.2.4.1 instead of the aggregate sum of 1.25% will aggregate the sum of 1.85%.

(ii)	In section 28.2.4.2 instead of the aggregate sum of 2.20% there will be the aggregate sum of 2.80%.

(e)	The Borrower will pay to each Lender through the Credit Manager a one-time fee for the handling of the request for the Amendment.

(f)	Any fee paid from the fees specified above will not be refunded to the Borrower.

5.	Further Undertakings

As of the Effective Date and until the end of the term of the Credit Agreement section 2 of the Credit Agreement shall be amended so that the existing definition of "Allowed Factoring Transaction" shall be deleted and replaced with the following:

"Allowed Factoring Transaction" -  A transaction (or a series of transactions) in which the Borrower and/or its held companies sold, converted, assigned or transferred in any way one of its rights in accounts receivables provided that in accordance with accepted accounting rules, the transaction is defined as a "true sale".

As of the Effective Date and until the end of the term of the Credit Agreement section 16.1.6 to the Credit Agreement will be amended so that the existing section will be deleted and replaced with the following:

(a)
The Borrower and/or any of the held companies will not perform Allowed Factoring Transactions in the aggregate sum that exceeds, at any time, 40 (forty) million USD (hereinafter: "the Allowed Factoring Sum").

(b)
The Borrower and/or any of the held companies will not make any Allowed Factoring Transactions in connection with selling any of their rights for accounts receivables that are not part of the Reliance Jio Infocomm Group, in the aggregate sum that exceeds, at any time, 20 (twenty) million USD from the Allowed Factoring Sum.

(c)
The Borrower and/or any of the held companies will not perform any Factoring Transaction that is not a Allowed Factoring Transaction or any other transaction that is in its framework a right or any right will be sold, converted, assigned or transferred in any way for accounts receivables.

6.	Termination of the Amendment Term

All the amendments to the Agreement as detailed under the Amendment will be in effect from the Effective date until the Termination date. On the Termination Date the original version of the Credit Agreement (i.e., as it was prior to the execution of the Amendment) shall automatically reapply, without requiring any action or procedure.

7.	Reservation of Rights

(a)
Unless otherwise expressly set forth under the Amendment the terms and obligations under the Amendment shall not derogate from any undertaking of the Borrower under the Credit Agreement and its ancillary documents.

(b)
The Amendment cancels and replaces Amendment 1, and its instructions shall be deemed to apply as of the signing date of Amendment 1. Cancellation of Amendment 1 by this Amendment does not prejudice the instructions of sections 3.5 and 3.6 to Amendment 1.